Filed pursuant to Rule 424(b)(3)
Registration No. 333-131488

PROSPECTUS

Genius Products, Inc.

21,622,440 Shares of
Common Stock

This prospectus relates to an aggregate of up to 21,622,440 shares of our common stock which may be offered by the selling stockholders identified in this prospectus for their own account. Of such shares, 5,080,001 shares are issuable upon exercise of warrants that we issued to the selling stockholders. Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to certain of the selling stockholders to register for resale the shares issued to them and the shares issuable upon exercise of the warrants issued to them. The selling stockholders may sell common stock from time to time in the principal market on which our stock is traded at the prevailing market price or in negotiated transactions.

We will not receive any proceeds from the sale of the shares by these selling stockholders. We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised.

Unless the context otherwise requires, the terms “Genius Products,” “we,” “us,” “our” or the “Company” refer to Genius Products, Inc.

Our common stock is listed on the Over the Counter Bulletin Board under the symbol “GNPI.” The last reported sales price per share of our common stock, as reported by the Over the Counter Bulletin Board on April 8, 2008, was $0.56.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 2, 2008

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information or represent anything not contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains product names, trade marks and trade names of our company and other organizations.

i

GENIUS PRODUCTS, INC.

Genius Products, Inc. (the “Company” or “Management”), through our 30%-owned subsidiary, Genius Products, LLC (the “Distributor”), is a leading independent home entertainment products company that acquires, produces and licenses an extensive library of motion pictures, television programming, and  trend entertainment that is primarily sold on digital versatile disks (“DVD”) and digitally.  The Distributor works in partnership with major retailers to distribute widely recognized home entertainment brands to a diversified customer base.  The remaining 70% of the Distributor is owned by The Weinstein Company Holdings LLC (“TWC Holdings”) (which includes a 1% percentage interest owned indirectly through its wholly-owned subsidiary, W-G Holding Corp (“W-G Holding”)).  TWC Holdings is the parent company of The Weinstein Company LLC (“TWC”), the largest provider of content for our library.

Through the Distributor, for which the Company serves as managing member, we produce and distribute a vast and growing content library that encompasses approximately 3,550 feature films and documentaries and 4,000 hours of television programming.  This library includes feature films and television programming from critically acclaimed producers such as The Weinstein Company®, for which the Distributor has the exclusive U.S. home video distribution rights, and RHI Entertainment™ (Hallmark library).  Additional content, such as independent films, sports, family, and lifestyle productions, come from partnerships with established consumer brands:  IFC®, ESPN®, World Wrestling Entertainment®, Classic Media, Sesame Workshop®, Discovery Kids™, Animal Planet and The Learning Channel (TLC™).

The Distributor has developed a fully integrated direct-to-retail distribution platform that parallels the home entertainment divisions of the major Hollywood studios.  This platform provides direct sales and marketing, inventory management and state-of-the-art supply-chain services.  In collaboration with leading replicators and third-party logistics and supply-chain companies, we have rapidly scaled this network, which has helped to facilitate our rapid growth in revenues.

We primarily sell to major national retailers including Wal-Mart, Blockbuster Entertainment, Best Buy, Circuit City, Kmart, Target, Netflix, Costco, Sam’s Club, Amazon, Barnes & Noble, Borders, Toys R Us and Columbia House.  We co-produce programming with our branded content partners and mitigate the impact of our production costs through minimum guarantees from our revenue share partner, Blockbuster.  We believe that the strong relationships we have developed with these well-known retailers and branded content partners help promote and enhance consumer awareness of our programs.

We collaborate with our retail and content partners to create sales programs that exploit their widely recognized brands and endorse related content.  These sales programs focus on brands to provide the retailer with solutions that simplify the retailer’s buying process, improve shelf-space utilization, and help consumers quickly make informed purchase decisions.  Our ability to deliver unique, innovative solutions that improve the sales and rentals of our content has enabled us to compete successfully and maintain strong relationships with our retail and content partners.

We currently distribute our library on DVDs, next-generation DVDs, and electronically in a digital format.  We plan to continue to expand the distribution of our theatrical and non-theatrical products through the diverse and emerging digital distribution markets including: Video-on-Demand (“VOD”) and Electronic Sell-Through (“EST”) on the Internet to companies such as Amazon, Apple, MovieLink and Microsoft, Internet-based subscription VOD customers (such as NetFlix) and direct-to-television peer-to-peer network solutions.  Through our partnerships, we have released 128 theatrical and non-theatrical titles since inception (including 90 titles released in 2007).  The Distributor distributes products to basic channels distributed on cable, Direct Broadcast Satellite (“DBS”) and Internet Protocol Television (“IPTV”), which delivers television programming to households via a broadband connection using Internet protocols.  Further, we are exploring kiosk-based distribution with retailers.

Corporate Information

Genius Products, Inc. was incorporated in the State of Nevada on January 8, 1996 under the name Salutations, Inc.  In October 1999, we changed our name to Genius Products, Inc. to reflect our primary business of producing, publishing, licensing and distributing audio and video products under our “Baby Genius” brand.  In March 2005, we changed our state of incorporation to Delaware.

Genius Products, LLC was formed in the State of Delaware on May 10, 2005 as a wholly-owned subsidiary of The Weinstein Company Holdings LLC, and was originally named The Weinstein Company Funding LLC.  The company was renamed Genius Products, LLC on July 21, 2006 in connection with the TWC Transaction.

Our principal executive offices are located at 2230 Broadway, Santa Monica, California 90404, and our telephone number is (310) 453-1222.  Our Internet address is www.geniusproducts.com.  Information contained on our website does not constitute a part of this prospectus.

THE OFFERING

This prospectus relates to an aggregate of up to 21,622,440 shares of our common stock which may be offered by the selling stockholders identified in this prospectus for their own account. Of such shares, 5,080,001 shares are issuable upon exercise of warrants that we issued to the selling stockholders. Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to certain of the selling stockholders to register for resale the shares issued to them and the shares issuable upon exercise of the warrants issued to them. The selling stockholders may sell common stock from time to time in the principal market on which our stock is traded at the prevailing market price or in negotiated transactions. See “Plan of Distribution” for more information.

 RISK FACTORS

This investment involves a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment. You should also refer to the other information set forth in this prospectus and incorporated by reference into this prospectus, including our financial statements and the related notes.

Risks Related To Our Business

We have a history of significant losses, and we may never achieve or sustain profitability.

The Company has incurred operating losses in all but two quarters since we commenced operations.  As of December 31, 2007, we had an accumulated deficit of $40.0 million.  Our net loss for the year ended December 31, 2007 was $10.1 million.  Our net loss before extraordinary gain for the year ended December 31, 2006 was $45.4 million. Our net loss for the year ended December 31, 2005 was $17.2 million.  Neither we nor the Distributor may ever achieve or sustain profitability in the future.   Our continued operating losses may have a material adverse effect upon the value of our common stock and may jeopardize our ability to continue our operations.

Our business, results of operations and financial condition depend principally on the success of the Distributor.

In July 2006 we contributed substantially all of our assets to the Distributor in exchange for a 30% interest in that entity.  As a result of that transaction, our business substantially consists of acting as the managing member of, and holding a membership interest in, the Distributor.  Accordingly, our business results of operations and financial condition depend almost exclusively on the successful operations of the Distributor.  Further, in the past the Distributor has provided and we expect the Distributor in the future to continue providing, funds to pay our operating costs, including the cost of preparing and filing reports with the SEC.  If the Distributor does not continue to provide these funds, our overhead may increase and our net income may decline as a percentage of revenues.

Failure to achieve and maintain effective disclosure controls or internal controls would have a material adverse effect on our ability to report our financial results timely and accurately.

Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. We are required to periodically evaluate the effectiveness of the design and operation of our internal controls. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. Company management has concluded that several material weaknesses relating to the internal controls and related structure existed as of December 31, 2007 at both the Company and the Distributor. While Company management evaluates the effectiveness of our internal controls on a regular basis, we cannot provide absolute assurance that these controls will be remediated timely, and be considered effective, nor can we give any assurance that the controls, accounting processes, procedures and underlying assumptions will not be subject to revision. As such, until remediated, these weaknesses could adversely affect the accuracy or timing of future filings with the SEC and other regulatory authorities. There are also inherent limitations on the effectiveness of internal controls and financial reporting practices, including collusion, management override, and failure of human judgment. Because of this, control procedures and financial reporting practices are designed to reduce rather than eliminate business risks. If we fail to maintain an effective system of internal control over financial reporting or if and for so long as management or our independent registered public accounting firm were to discover material weaknesses in our internal control over financial reporting (or if our system of controls and audits result in a change of practices or new information or conclusions about our financial reporting) like the disclosed material weakness, we may be unable to produce reliable financial reports or prevent fraud and it could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our stock price. A discussion of these material weaknesses and our remediation efforts can be found in our Annual Report on Form 10-K for the year ended December 31, 2007 in Item 9A. Controls and Procedures — Management’s Report on Internal Control Over Financial Reporting.

If the Distributor continues to grow at a rapid pace, it may not be able to manage that growth effectively.

Initially the Company, then through its transfer of assets and operations to the Distributor in mid 2006, have each expanded operations rapidly since inception.  Net revenues increased from $22.3 million in fiscal 2005 (for the Company), to $274.6 million in fiscal 2006 (for the Company and Distributor combined), and to $474.1 million in fiscal 2007 (for the Distributor). This substantial growth has placed a significant strain on management systems and resources.  The Distributor is currently investing in new management information systems and related technology, increasing the number of employees in the affected areas, and improving processes.  However, if the Distributor’s operations continue to grow at this rate, the Distributor could experience serious operating difficulties in these and other areas (including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining manufacturing capacity to produce products, and delays in production and shipments), which could result in a material adverse effect on the Distributor and us.

 The Distributor’s business depends upon the success of its relationship with TWC and our other key content suppliers.

A significant amount of the Distributor’s net revenue is derived from the distribution rights accorded to the Distributor under its distribution agreements with TWC and other key content suppliers.  Specifically, 67% of the Distributor’s net revenue in fiscal year 2007 was derived from TWC-controlled titles, compared to 84% in fiscal year 2006.  The Distributor’s results of operations and financial condition depend principally on the success of the relationships with TWC and other content suppliers.  To grow its business, the Distributor is reliant on the quantity and quality of theatrical and direct-to-video releases provided by TWC and its other content partners.  The failure of the Distributor to maintain its relationships with TWC and other key content suppliers would have a material adverse effect on the Distributor and us.

The motion picture industry is rapidly evolving, and recent trends have shown that audience response to both traditional and emerging distribution channels is volatile and difficult to predict.

The entertainment industry in general and the motion picture industry in particular continue to undergo significant changes, due both to shifting consumer tastes and to technological developments.  New technologies, such as video-on-demand and Internet distribution of films, have provided motion picture companies with new channels through which to distribute their films.  Accurately forecasting both the changing expectations of movie audiences and market demand within these new channels have proven challenging.

We cannot accurately predict the overall effect shifting audience tastes, technological change or the availability of alternative forms of entertainment may have on the Distributor.  In addition to uncertainty regarding the DVD market, there is uncertainty as to whether other developing distribution channels and formats, including video-on-demand, Internet distribution of films and high-definition, will attain expected levels of public acceptance or, if such channels or formats are accepted by the public, whether the Distributor will be successful in exploiting the business opportunities they provide.  Moreover, to the extent that these emerging distribution channels and formats gain popular acceptance, the demand for delivery through DVDs may decrease.

The Distributor faces intense competition.

The market for entertainment products, including DVDs and CDs, is highly competitive.  The Distributor faces significant competition from both Hollywood studios and other independent distributors with respect to the number of titles currently available and in securing distribution at retail outlets.  The costs of entry into the retail and Internet markets for competitive products are low, and there are no significant barriers to entry.  Many of the Distributor’s competitors are larger with established brand names, greater resources and access to established distribution channels, and therefore may be able to adapt more quickly to changes in customer requirements, devote greater resources to marketing and sale of their products, generate greater brand recognition or adopt more aggressive pricing policies than the Distributor.  As a result, the revenues, results of operation and financial position of the Distributor may be materially adversely affected.

The unauthorized use of the Distributor’s intellectual property rights may reduce revenues.

The success of the Distributor’s business is highly dependent on the maintenance by our content partners of intellectual property rights in the entertainment products the Distributor distributes.  New technologies such as peer-to-peer technology, high speed digital transmissions (including digital distribution of theatrical films) and some features of digital video recorders have made infringement of intellectual property in films and television programming easier and faster and enforcement of intellectual property rights more challenging.  Unauthorized use of intellectual property rights in the entertainment industry generally is a significant and rapidly growing phenomenon.  These developments may result in a loss of revenues as a result of sales of unauthorized products.

The loss of any major customer would harm us.

The Distributor does not have long-term agreements with its customers, nor is it an exclusive supplier to any of its retail customers.  If any customer were to reduce or cancel a significant order, it would have a material adverse effect on its business, results of operations and financial condition.  For 2007, Wal-Mart and Blockbuster Entertainment accounted for 34% and 20%, respectively, of the Distributor’s net revenues.  For the period from July 22, 2006 through December 31, 2006, Wal-Mart accounted for 31%  of the Distributor’s net revenues. At December 31, 2007, Wal-Mart and Target comprised 36% and 12% of the Distributor’s accounts receivable after allowances, respectively, while at December 31, 2006, Wal-Mart and Best Buy comprised 50% and 7% of the Distributor’s accounts receivable after allowances, respectively.

Substantially all of the Distributor’s revenues are derived from the distribution rights accorded to the Distributor under its distribution agreements with TWC and other key content suppliers.  Specifically, 84% of the Distributor’s net revenue for the period from July 22, 2006 through December 31, 2006, and 67% of the Distributor’s net revenue for fiscal 2007 were derived from its agreement with TWC.  The Distributor’s business, operational results and financial condition depend principally on the success of the relationships between it and these content suppliers.

The Distributor’s products are subject to returns.

The Distributor’s products are subject to return.  While we anticipate a certain level of returns, if product returns experienced by the Distributor are significantly greater than anticipated, it will negatively impact the business of the Distributor and us.  If the actual amount of customer returns significantly exceeds historic return rates, it would have an adverse effect upon the Distributor and our results of operations.

The Distributor’s cash flow may not be sufficient to meet its operational needs.

At December 31, 2007, the Distributor had cash balances of $3.1 million, with an additional $7.8 million of short-term and $3.3 million of long-term restricted cash.  The $7.8 million is part of the Distributor’s short-term liquid cash that had accumulated in a central lockbox account and can only be disbursed weekly pursuant to the terms of the “Allocation of Accounts Receivable and Intercreditor Agreement” entered into by and among  the Distributor, The Weinstein Company, LLC and Société Générale dated August 10, 2007.  The $3.3 million is comprised of:  (i) $3 million in a money market account, which is restricted pursuant to our credit facility with Société Générale and (ii) $0.3 million in a certificate of deposit which is securing a letter of credit on the Distributor’s Broadway lease.  The Distributor may need or choose to obtain additional financing to fund its activities in the future.  Funds could be raised by selling securities or by entering into credit agreements.  The Distributor may not be able to obtain additional funds on acceptable terms, or at all.  In addition, the Distributor’s ability to borrow funds in excess of certain agreed upon thresholds is subject to the approval of TWC Holdings.  If adequate funds are not available, the Distributor may be required to curtail its operations.

Inventory obsolescence may adversely affect the Distributor’s business.

The Distributor maintains a substantial investment in its DVD inventory, and if it overestimates the demand for a particular title, it may have to destroy excess inventory.  Further, the Distributor’s agreements with content providers may limit its ability to sell such titles at discounted prices.  The Distributor’s estimated allowances for obsolete or unmarketable inventory are based upon management’s understanding of market conditions and forecasts of future product demand, which are subject to change.  The Distributor reviews inventory for excess or obsolete product on a quarterly basis.  Obsolescence is determined by taking the total inventory on hand less the 12 months projected sales.  Any inventories in excess of 12 months are deemed 100% obsolete and a corresponding charge for obsolescence is recorded.  Obsolescence is calculated only on inventory for which the Distributor is responsible on a title-by-title basis, which includes all theatrical and direct-to-video titles.

The Distributor’s revenues and results of operations may fluctuate significantly.

The Distributor’s revenues and results of operations (and consequently our 30% equity interest in the Distributor) depend significantly upon the success of the motion pictures and television programming delivered by our content partners that we distribute and which cannot be predicted with certainty.  Accordingly, our revenues and results of operations may fluctuate significantly from period to period.  The results of one period may not be indicative of the results of any future period.  Our revenues and results are also significantly influenced by seasonality and in particular the all-important fourth quarter gift-giving season.  Any quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors.  This could cause the price of our common stock to fluctuate significantly.

Litigation may harm our business and the Distributor or otherwise distract management.

Substantial, complex or extended litigation could cause us and the Distributor to incur large expenditures and could distract management.  For example, lawsuits by licensors, employees or stockholders could be very costly and disrupt business.  While disputes from time to time are not uncommon, we may not be able to resolve such disputes on terms favorable to us and the Distributor.

Our business would be adversely affected if the Distributor lost key members of its executive management team.

We are highly dependent on the efforts and performance of the Distributor’s executive management team.  The loss of any key members of this team could result in our inability to manage our operations effectively or to execute our business strategy.  The failure to maintain or replace any such individuals could have a material adverse effect on the Distributor and us.

If we cease to serve as the managing member of the Distributor, we could become subject to the Investment Company Act of 1940.

The Amended and Restated Limited Liability Company Agreement of the Distributor (the “Distributor LLC Agreement”) contemplates that TWC Holdings or its designee will become the managing member of the Distributor, instead of the Company, if we become insolvent or bankrupt, if we violate the membership interest transfer restrictions in the Distributor LLC Agreement or if a lender forecloses on a security interest granted with respect to our Class G Units in the Distributor.  If we cease to serve as the managing member of the Distributor, then we could become subject to the Investment Company Act of 1940 (the “1940 Act”), which could have a material adverse effect on our business.

Under the 1940 Act, a company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions.  If we ceased to serve as the managing member of the Distributor and were deemed an investment company, we would become subject to the requirements of the 1940 Act.  As a consequence, among other things, we would likely incur significant expenses and could be prohibited from engaging in our business or issuing our securities as we have in the past.

Decreasing retail shelf space may limit sales of the Distributor’s programming.

Revenues and results of operations are at risk from competition from major motion picture studios, music and game distributors, and other independent content suppliers for limited retail shelf space.  The failure by the Distributor to successfully compete for and procure retail shelf space for its products could have a material adverse effect on the Distributor and us.

Risks Related to Our Common Stock

Investors in this offering will not be able to determine the outcome of stockholder votes.

Except as otherwise required in our Amended and Restated Certificate of Incorporation or by applicable law, the shares of Series W Preferred Stock, all of which is controlled by TWC Holdings, will have voting rights equal to at least to the amount of votes necessary to give holders of such stock majority voting power on all matters submitted to a vote of our stockholders.  In addition, the holders of the Series W Preferred Stock have the right to elect five of our seven directors.  So long as the shares of Series W Preferred Stock retain this majority voting power, TWC Holdings will be able to determine the outcome of substantially all matters submitted to a vote of our stockholders, including matters involving mergers, acquisitions and other transactions resulting in a change of control of us, and our pursuit of corporate opportunities.  TWC Holdings may seek to cause us to take courses of action that, in its judgment, could enhance their investment in us, but which might involve risks to holders of our common stock or adversely affect us or other investors, including investors in this offering.  See “Description of Securities.”

TWC Holdings has substantial control rights with respect to the operation of our business.

Our Amended and Restated Certificate of Incorporation, as currently in effect, prohibits us from taking a number of actions without first obtaining the approval of the holders of at least a majority of the then outstanding shares of Series W Preferred Stock.  These prohibited actions include, among others, the creation or assumption of any indebtedness, the sale of property or assets having a value in excess of $100,000, entry into any consolidation or merger, engaging, removing or replacing our auditors, appointing or removing certain employees, including our Chief Executive Officer and Chief Financial Officer, approval of our annual or quarterly budget, any capital-raising transaction and the creation or settlement of any litigation.  See “Description of Securities.”

Our stock price is likely to remain volatile, and it may trade at prices below the offering price.

Our stock price has historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations unrelated to our operating performance.  Prices for our common stock may be influenced by many factors, including:

•	investor perception of our prospects and the prospects of our industry;

•	changes in research analyst recommendations and our ability to meet or exceed quarterly performance expectations of analysts or investors;

•	adverse changes in our relationship with TWC;

•	poor theatrical performance of the content we distribute;

•	adverse changes in our ability to secure additional content to distribute;

•	fluctuations in our operating results;

•	market conditions;

•	changes or trends in our industry;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	publicity regarding our actual or potential loss of a distribution relationship;

•	additions or departures of key personnel;

•	future sales or expected sales of substantial amounts of common stock by stockholders;

•	our ability to raise financing;

•	broad market fluctuations; and

•	changes in general economic and other external factors.

In the past, class action securities litigation has often been instituted against companies promptly following volatility in the market price of their securities.  Any such litigation instigated against us would, regardless of its merit, result in substantial costs and a diversion of management’s attention and resources.

Our charter documents may deter potential acquirers of our business and may thus depress our stock price.

Our Amended and Restated Certificate of Incorporation and our bylaws contain provisions that could delay or prevent a change of control of our company that our stockholders might consider favorable.  These provisions may make it more difficult for stockholders or potential acquirers to initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving our company.  Any delay or prevention of a change of control transaction could cause stockholders to lose a substantial premium over the then current market price of their shares.

We have never paid dividends on our common stock, and we do not anticipate paying dividends for at least the foreseeable future.

We have never declared or paid dividends on our common stock.  We do not anticipate paying any dividends on our common stock for at least the foreseeable future.  We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of our business.  As a result, investors must be prepared to rely on sales of their common stock after price appreciation, if any, to earn an investment return, which may never occur.  Investors seeking dividends should not purchase our common stock.

NOTICE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and any supplement to this prospectus include “forward-looking statements.” To the extent that the information presented in this prospectus discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes.” Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” section of this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2007. These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this prospectus, you should keep in mind the cautionary statements in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this prospectus and our Annual Report on Form 10-K for the year ended December 31, 2007. Except as required by law, we do not intend to update our forward-looking statements, whether written or oral, to reflect events or circumstances after the date of this prospectus.

 USE OF PROCEEDS

This prospectus relates to 21,622,440 shares of our common stock, which may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders. If all warrants are fully exercised without using any applicable cashless exercise provisions, we will receive $12,046,000 in cash from the warrant holders. Any proceeds received by us from the exercise of the warrants will be used by us for general corporate purposes.

DESCRIPTION OF SECURITIES

General.

The following description includes the material terms of our common stock. However, it is a summary and is qualified in its entirety by the provisions of our certificate of incorporation, which has been filed as an exhibit to our registration statement of which this prospectus is a part.

Our authorized capital stock consists of 300,000,000 shares of common stock, par value of $.0001 per share, and 10,000,000 shares of preferred stock, par value of $.0001 per share, of which 1,000,000 shares are designed as Series W Preferred Stock. The preferred stock may be divided into such number of series as our board of directors may determine. Our board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. As long as they stay within the limits and restrictions of any prior resolution or resolutions originally fixing the number of shares constituting any series of preferred stock, our board of directors may increase or decrease (but not below the number of shares of such series outstanding at that time) the number of shares of any series subsequent to the issue of shares of that series.

Common Stock

We had 67,759,094 shares of common stock and 100 shares of Series W Preferred Stock issued and outstanding as of March 31, 2008. As of such date, we also reserved 28,125,001 shares of common stock for issuance pursuant to exercise of: (i) 17,645,042 stock options issued to employee and consultants; and (ii) 10,479,959 warrants (including warrants whose underlying shares are being registered for resale hereunder). Each issued and outstanding share is fully paid and non-assessable. No pre-emptive rights exist with respect to any of our common stock. Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of our common stock have no cumulative voting rights. Holders of shares of our common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by our board of directors in its discretion, from funds legally available for any such dividends. In the event of a liquidation, dissolution or winding up of our company, the holders of shares of our common stock are entitled to their pro rata share of all assets remaining after payment in full of all liabilities.

Series W Preferred Stock

Our board of directors has designated 100 shares of our preferred stock as Series W Preferred Stock.  As of March 31, 2008, all 100 shares of Series W Preferred Stock were held by TWC Holdings and its subsidiary W-G Holding.  The Series W Preferred Stock has the following rights, preferences and powers, certain of which are not available to our other stockholders:

Voting. The holders of the Series W Preferred Stock have the following voting rights:

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General.  Except as required by our Amended and Restated Certificate of Incorporation or applicable law, the holders of the shares of Series W Preferred Stock are entitled to vote on all matters submitted to a vote of our stockholders, voting together with the holders of common stock (and of any other shares of our capital stock entitled to vote at a meeting of stockholders) as one class.

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Voting Power When Threshold Amount Held.  So long as the “TWC Holders” (which means the members of the Distributor other than us) and their permitted transferees (i) own the shares of Series W Preferred Stock, and (ii) collectively beneficially own or have the right to beneficially own upon conversion, exchange, or redemption of Class W Units pursuant to the LLC Agreement at least 20% of our outstanding common stock (assuming conversion, exchange or redemption of the Class W Units and excluding shares of common stock issuable upon exercise of outstanding options, warrants or other convertible securities of us) (the “Threshold Amount”), the Series W Preferred Stock has the following voting rights:

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Majority Voting Power.  Except as otherwise required in our Amended and Restated Certificate of Incorporation or by applicable law, as of each record date for the determination of stockholders entitled to vote on any matter (a “Record Date”), the shares of Series W Preferred Stock have, in the aggregate, voting rights and powers equal to the greatest of:

•	100 votes;

•
the number of votes attributable to the number of shares of common stock that TWC Holders and their permitted transferees beneficially own, including without limitation those shares of common stock which they have the right to acquire, upon conversion, exchange or redemption of Class W Units pursuant to the LLC Agreement, less the number of votes attributable to the shares of common stock which TWC Holders and their permitted transferees may vote directly; and

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the number of votes that, together with all other votes entitled to be directly cast by the holders of the shares of Series W Preferred Stock on such Record Date, whether by virtue of beneficial ownership of our capital stock, proxies, voting trusts or otherwise, entitle the holders of the shares of Series W Preferred Stock to exercise one vote more than one-half of all votes entitled to be cast as of such Record Date by all holders of our capital stock.

Each holder of Series W Preferred Stock will be entitled to notice of any stockholders’ meeting in accordance with our bylaws.

•
Board of Directors.  Our board of directors currently consists of seven directors, and at any meeting for the election or removal of directors, however such meeting is called and regardless of whether such meeting is a special or annual meeting of stockholders, or at any adjournment thereof, or in connection with any written consent of stockholders, the holders of Series W Preferred Stock (voting separately as a single class) are entitled to elect five directors (the “Series W Directors”), three of whom at the time of their election must be independent directors (under applicable listing standards), and to remove, without cause, from office any Series W Director and to fill any vacancy caused by the resignation, death or removal of any Series W Director.  Vacancies on the board resulting from the death, resignation or removal of a Series W Director may be filled by the remaining Series W Directors, to hold office until a qualified successor is elected by the holders of Series W Preferred Stock at the next regular or special meeting of the stockholders.  So long as TWC and each of its affiliates and permitted transferees owns or has a right to own the Threshold Amount, the holders of our common stock (voting separately as a single class) will be entitled to elect two directors (the “At-Large Directors”), and to remove, without cause, from office any At-Large Director and, in the absence of any At-Large Directors, to fill any vacancy caused by the resignation, death or removal of any At-Large Director.  Vacancies on the board resulting from the death, resignation or removal of an At-Large Director may be filled by the remaining At-Large Director, to hold office until a qualified successor is elected by the holders of common stock at the next regular or special meeting of the stockholders.

•
Protective Provisions.  In addition to the right of holders of shares of Series W Preferred Stock to vote together with the holders of common stock, the holders of shares of Series W Preferred Stock also have special rights under the protective provisions in our Amended and Restated Certificate of Incorporation.  These protective provisions provide that we will not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series W Preferred Stock voting as a separate class:

•	take actions in contravention of or engage in activities inconsistent with our rights, duties and obligations under the LLC Agreement;

•
cause the Distributor to take actions in contravention of or engage in activities inconsistent with the rights, duties and obligations of the Distributor under the Distribution Agreement (as amended, modified or supplemented from time to time);

•	create or assume any indebtedness or liability, or provide any indirect financial assistance, or assume any mortgage, charge or other encumbrance on any property;

•	sell, lease, exchange or dispose of, by any means, property or assets having a value in excess of $100,000;

•	enter into or effect any conversion, consolidation or merger;

•	take any action to liquidate or dissolve Genius Products;

•	enter into, amend or waive any contract with a member of the Distributor or with any party that is not at arm’s length;

•	engage, remove or replace the independent auditors;

•	guarantee the liabilities or debts of any person other than a subsidiary;

•	declare or make any dividends or distributions, except dividends or distributions payable solely to holders of common stock;

•
appoint or remove (i) the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, or any other executive level officer or employee or (ii) any other employee whose base compensation is in excess of $150,000 per year;

•	change the size of our board of directors;

•	approve the annual or quarterly budget for us or the Distributor, or vary more than 10% from the amount budgeted for any material line item therein;

•	engage in any debt or equity financing, refinancing, recapitalization or other capital raising transaction;

•
approve or enter into any contracts, agreements, understandings or arrangements outside the ordinary course or providing for payments by or to us or any of our subsidiaries of obligations in excess of $100,000 per year;

•	commence or settle any litigation;

•	license any item of product outside the ordinary course or on terms other than fair market value;

•	approve or adopt any material employee compensation plan or arrangement;

•	create any subsidiaries other than the Distributor;

•	amend our Amended and Restated Certificate of Incorporation or bylaws, including in either case by way of consolidation or merger;

•
authorize or issue any shares of capital stock or any instrument exercisable or convertible for shares of capital stock, other than issuances of common stock upon exercise or conversion of securities exercisable or convertible for common stock in existence on July 21, 2006; or

•	permit any of our subsidiaries, including, without limitation, the Distributor, to do any of the foregoing.

Notwithstanding the foregoing, no such approval of holders of Series W Preferred Stock will be required for any action approved by the vote or consent of a committee of the board of directors composed only of At-Large Directors, or the holders of at least a majority of the outstanding shares of common stock, in each case in accordance with the common stock special voting provisions described below:

So long as the TWC parties and their permitted transferees collectively beneficially own or have the right to beneficially own upon conversion, exchange, or redemption of Class W Units pursuant to the LLC Agreement, at least the Threshold Amount, the following matters may be approved by the vote or consent of a committee of the board of directors composed only of At-Large Directors, or the holders of at least a majority of the outstanding shares of our common stock, without giving effect to any of the voting rights granted to holders of shares Series W Preferred Stock:

•
defending, settling, fulfilling or otherwise managing any of our liabilities, duties or obligations arising in, under or from any of the liabilities not assumed by the Distributor in the TWC Transaction;

•
prosecuting and managing our interest, rights or remedies arising in, under or from any of the assets that were excluded from the assets contributed by Genius Products to the Distributor in the TWC Transaction;

•	declaring or making dividends or distributions payable solely to holders of our common stock;

•	making payments to the holders of the Contingent Dividend Right (as defined in the Master Contribution Agreement);

•	undertaking a Genius Capital Transaction (defined in the LLC Agreement); and

•	solely to fund our activities not provided for or reimbursed by the Distributor, provided that such activities are permitted to be taken by us under the LLC Agreement.

•
Vote Below Threshold Amount.  At such time as TWC Holders and their permitted transferees collectively beneficially no longer own or have the right to beneficially own, upon conversion, exchange or redemption of Class W Units pursuant to the LLC Agreement, the Threshold Amount, the rights of the holders of the Series W Preferred Stock described above will immediately terminate and each share of Series W Preferred Stock shall entitle the holder thereof to the number of votes represented by the number of shares of common stock into which all Class W Units held by TWC Holders and their permitted transferees would be converted, exchanged or redeemed pursuant to the LLC Agreement, divided by the number of shares of Series W Preferred Stock outstanding at the record date for such vote.

•
Vote Required for Certificate of Incorporation or Bylaw Amendment.  Without the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series W Preferred Stock voting as a separate class, we will not amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or bylaws (by merger or otherwise) so as to adversely affect the preferences, rights or powers of the Series W Preferred Stock.

Dividends  The holders of outstanding shares of Series W Preferred Stock will be entitled to receive dividends, when, as and if declared by the board of directors, out of our assets legally available therefor, as may be declared from time to time by our board of directors.

Liquidiation  In the event of the liquidation, dissolution, winding up or sale or other disposition of all or substantially all of the assets of Genius Products, whether voluntary or involuntary (“Liquidation”), the holders of Series W Preferred Stock will be entitled to receive with respect to each share of Series W Preferred Stock, after payment of or provision for payment of our debts and other liabilities, cash or any other assets of Genius Products in an amount (or having a fair market value) equal to $0.01 plus all accrued but unpaid dividends up to and including the date of Liquidation (the “Liquidation Preference”).  The fair market value of any of our assets and the proportion of cash and other assets distributed by Genius Products to the holders of the Series W Preferred Stock will be reasonably determined in good faith by our board of directors.

Conversion  The Series W Preferred Stock is not convertible into any other class of our stock.

Anti-Takeover Provisions.

Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

PLAN OF DISTRIBUTION

Plan of Distribution

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits Investors;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SELLING STOCKHOLDERS

We are registering, on behalf of the selling Stockholders, 16,542,439 shares of common stock, par value $0.0001 per share, and an additional 5,080,001 shares of common stock issuable upon exercise of warrants. The following table sets forth the name of each of the Selling Stockholders, the number of shares of common stock (including shares issuable upon exercise of warrants) that each Selling Stockholder owns as previously reported by such Selling Stockholder, the percentage ownership of each Selling Stockholder based on the shares of common stock outstanding as of March 31, 2008 (including shares issuable upon exercise of warrants), the number of shares of common stock (including shares issuable upon exercise of warrants) owned by each Selling Stockholder that may be offered for sale from time to time by this prospectus, and the number of shares of common stock (including shares issuable upon exercise of warrants) to be held by each Selling Stockholder assuming the sale of all the common stock being registered hereby and the percentage ownership of each Selling Stockholder assuming the sale of all the common stock being registered hereby based on the shares of common stock outstanding as of March 31, 2008 (including shares issuable upon exercise of warrants). Some of the shares registered hereby have been subsequently transferred or otherwise disposed of by the Selling Stockholders. For this reason, the table below, which is as of March 31, 2008, may not reflect the number of shares registered by Genius Products.

Some of the Selling Stockholders may distribute their shares, from time to time, to their limited and/or general partners and members, who may sell shares pursuant to this prospectus. Each Selling Stockholder may also transfer shares owned by it, and upon any such transfer the transferee may have the same right of sale as the Selling Stockholder. None of the Selling Stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock, except as set forth in the next paragraph. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

The common stock being registered hereby and the underlying warrants were acquired from us in transactions which were exempt from the registration requirements of the Securities Act provided by Section 4(2) thereof.

Name of Selling Stockholder	Number of Shares Being Offered	Shares Beneficially Owned Prior to the Offering (1)		Shares Beneficially Owned After the Offering (1)(2)
		Number	%**	Number	%**
Janus Investment Fund, On Behalf of its Series Janus Venture Fund (3)	6,175,000	7,127,135	10.30	952,135	1.41
Ardsley Offshore Fund, Ltd. (4)	956,250	956,250	1.41	25,000	*
Ardsley Partners Fund II, L.P. (5)	743,750	743,750	1.10	15,000	*
Ardsley Partners Institutional Fund,L.P. (6)	425,000	425,000	*	—	—
JMG Capital Partners, L.P. (7)	501,800	501,800	*	—	—
JMG Triton Offshore Fund, Ltd. (8)	501,800	501,800	*	—	—
SRB Greenway Capital (QP), L.P. (9)	409,810	409,810	*	—	—
SRB Greenway Capital, L.P. (14)	54,251	54,251	*	—	—
SRB Greenway Offshore Operating Fund, L.P. (16)	20,939	20,939	*	—	—
Magnetar Capital Master Fund, Ltd. (19)	412,500	412,500	*	—	—
J. Caird Investors (Bermuda) L.P. (nominee Goldman Sachs & Co)(20)	965,540	3,362,305	4.94	2,396,765	3.62
J. Caird Partners,L.P. (nominee Goldman Sachs & Co) (21)	891,960	3,243,925	4.77	2,351,965	3.46
Forest Hill Select Fund, L.P. (22)	608,888	608,888	*	—	—
Forest Hill Select Offshore, Ltd. (23)	366,113	366,133	*	—	—
Bonanza Master Fund Ltd. (24)	1,027,500	4,986,828	7.33	3,959,328	5.84
George Brown Bolton (25)	650,000	2,038,450	3.00	1,388,450	2.05
Lagunitas Partners L.P. (26)	292,500	445,117	*	152,617	*
Gruber & McBaine International (27)	130,000	165,314	*	35,314	*
Firefly Partners L.P. (28)	97,500	125,100	*	27,600	*
Jon D. Gruber & Linda W. Gruber Trust (29)	97,500	127,100	*	29,600	*
J. Patterson McBaine (30)	32,500	39,643	*	7,143	*
Brightleaf Partners L.P. (31)	92,500	92,500	*	—	—
Sunrise Equity Partners, L.P. (32)	325,000	488,500	*	163,500	*
Smithfield Fiduciary LLC (33)	75,000	75,000	*	—	—
Manchester Explorer, L.P. (34)	37,500	37,500	*	—	—
Lindsey & Company, Inc. (35)	410,402	410,402	*	—	—
JLF Offshore Fund, LTD (36)	60,130	511,114	*	450,984	*
JLF Partners I, LP (37)	41,720	327,430	*	285,710	*
JLF Partners II, LP (38)	3,150	29,950	*	22,800	*
Roth Capital Partners (39)	132,037	132,037	*	—	—
Crestview Capital Master, LLC	1,287,500(40)	1,341,500(41)	1.94	54,000	—

*	Represents less than 1% of our common stock.
**
The percentages reported in this table are as of March 31, 2008. The total number of shares being offered does not match the number of shares registered in the registration statement to which this prospectus is a part as certain selling stockholders have disposed of their shares since acquiring them.

(1)
The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Shares of common stock issuable upon exercise of warrants within 60 days of March 31, 2008, are deemed to be beneficially owned by the persons holding the warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. Unless otherwise indicated below, each person has sole voting and investment power with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 67,759,094 shares of common stock outstanding as of March 31, 2008.

(2)
Assumes that each selling stockholder sells all shares registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any of our common stock, and each selling stockholder may decide not to sell his shares that are registered under this registration statement.

(3)
Represents 4,750,000 shares of our common stock and 1,425,000 shares of our common stock issuable upon exercise of warrants. However, the warrant provides that the number of shares that may be acquired upon exercise of the warrant is limited to the extent necessary to insure that the total number of shares of common stock then beneficially owned by the warrant holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the warrant holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, does not exceed 9.999% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon exercise). The portfolio manager of Janus Venture Fund is William H. Bales who holds voting and dispositive power for the shares. Mr. Bales disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(4)
Represents 956,250 shares of our common stock. The investment manager of Ardsely Offshore Fund, Ltd. is Ardsley Partners. Steven Napoli is the partner of Ardsley Partners who holds voting and dispositive power for the shares held by Ardsley Offshore, Ltd. Mr. Napoli disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(5)
Represents 743,750 shares of our common stock. The general partner of Ardsley Partners Fund II, L.P. is Ardsley Partners. Steven Napoli is the partner of Ardsley Partners who holds voting and dispositive power for the shares held by Ardsley Partners Fund II, L.P. Mr. Napoli disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(6)
Represents 425,000 shares of our common stock. The general partner of Ardsley Partners Institutional Fund, L.P. is Ardsley Partners. Steven Napoli is the partner of Ardsley Partners who holds voting and dispositive power for the shares held by Ardsley Partners Institutional Fund, L.P. Mr. Napoli disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(7)
Represents 376,800 shares of our common stock and 125,000 shares of our common stock issuable upon exercise of warrants. The general partner of JMG Capital Partners, L.P. is JMG Capital Management, LLC. JMG Capital Management, LLC has voting and dispositive power for shares held by JMG Capital Partners, L.P. The equity interests of JMG Capital Management, LLC are owned by JMG Capital Management, Inc. and Asset Alliance Holding Corp. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital Management, Inc. and has sole investment discretion over securities held by JMG Capital Partners, L.P. Mr. Glaser disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(8)
Represents 376,800 shares of our common stock and 125,000 shares of our common stock issuable upon exercise of warrants. The investment manager of JMG Triton Offshore Fund, Ltd. is Pacific Assets Management LLC. Pacific Assets Management LLC has voting and dispositive power for shares held by JMG Triton Offshore Fund, Ltd. The equity interests of Pacific Assets Management LLC are owned by Pacific Capital Management, Inc. and Asset Alliance Holding Corp. The equity interests of Pacific Capital Management, Inc. are owned by Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over securities held by JMG Triton Offshore Fund, Ltd. Messrs. Glaser and Richter each disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(9)
Represents 379,087 shares of our common stock and 30,723 shares of our common stock issuable upon exercise of warrants. The general partner of SRB Greenway Capital (QP), L.P. is SRB Management, L.P. The general manager of SRB Management, L.P. is BC Advisors, L.L.C. Steven R. Becker is the member of BC Advisors, L.L.C. who holds voting and dispositive power for the shares held by SRB Greenway Capital (QP), L.P. Mr. Becker disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(14)
Represents 49,974 shares of our common stock and 4,277 shares of our common stock issuable upon exercise of warrants. The general partner of SRB Greenway Capital, L.P. is SRB Management, L.P. The general manager of SRB Management, L.P. is BC Advisors, L.L.C. Steven R. Becker is the member of BC Advisors, L.L.C. who holds voting and dispositive power for the shares held by SRB Greenway Capital, L.P. Mr. Becker disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(16)
Represents 20,939 shares of our common stock. The general partner of SRB Greenway Offshore Operating Fund, L.P. is SRB Management, L.P. The general manager of SRB Management, L.P. is BC Advisors, L.L.C. Steven R. Becker is the member of BC Advisors, L.L.C. who holds voting and dispositive power for the shares held by SRB Greenway Offshore Operating Fund, L.P. Mr. Becker disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(19)
Represents 412,500 shares of our common stock issuable upon exercise of warrants. Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd (“Magnetar Master Fund”) and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Magnetar Financial LLC disclaims beneficial ownership of the shares held by Magnetar Master Fund. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these shares.

(20)
Represents 715,800 shares of our common stock and 249,740 shares of our common stock issuable upon exercise of warrants. Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended.  Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

(21)
Represents 659,200 shares of our common stock and 232,760 shares of our common stock issuable upon exercise of warrants. Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended.  Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

(22)
Represents 468,375 shares of our common stock and 140,513 shares of our common stock issuable upon exercise of warrants. The general partner of Forest Hill Select Fund, L.P. is Forest Hill Capital, LLC. The manager of Forest Hill Capital, LLC is Mark A. Lee who holds voting and dispositive power for the shares held by Forest Hill Select Fund, L.P. Mr. Lee disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(23)
Represents 281,625 shares of our common stock and 84,488 shares of our common stock issuable upon exercise of warrants. The investment manager of Forest Hill Select Offshore, Ltd. is Forest Hill Capital, LLC. The President of Forest Hill Capital, LLC is Mark A. Lee who holds voting and dispositive power for the shares held by Forest Hill Select Offshore, Ltd. Mr. Lee disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(24)
Represents 750,000 shares of our common stock and 277,500 shares of our common stock issuable upon exercise of warrants. The general partner of Bonanza Master Fund Ltd. is Bonanza Fund Management LLC. The President of Bonanza Fund Management LLC is Bernay Box who holds voting and dispositive power for the shares held by Bonanza Master Fund Ltd. Mr. Box disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(25)	Represents 500,000 shares of our common stock and 150,000 shares of our common stock issuable upon exercise of warrants.
(26)
Represents 225,000 shares of our common stock and 67,500 shares of our common stock issuable upon exercise of warrants. The general partner of Lagunitas Partners L.P. is Gruber & McBaine Cap. Mgmt. Jon D. Gruber and J. Patterson McBaine, as managers of Gruber & McBaine Cap. Mgmt., hold voting and dispositive power for the shares held by Lagunitas Partners L.P. Each of Messrs. Gruber and McBaine disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(27)
Represents 100,000 shares of our common stock and 30,000 shares of our common stock issuable upon exercise of warrants. The Investment Advisor to Gruber & McBaine International is Gruber & McBaine Cap. Mgmt. Jon D. Gruber and J. Patterson McBaine, as managers of Gruber & McBaine Cap. Mgmt., hold voting and dispositive power for the shares held by Gruber & McBaine International. Each of Messrs. Gruber and McBaine disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(28)
Represents 75,000 shares of our common stock and 22,500 shares of our common stock issuable upon exercise of warrants. The general partner of Firefly Partners L.P. is Gruber & McBaine Cap. Mgmt. Jon D. Gruber and J. Patterson McBaine, as managers of Gruber & McBaine Cap. Mgmt., hold voting and dispositive power for the shares held by Firefly Partners L.P. Each of Messrs. Gruber and McBaine disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(29)
Represents 75,000 shares of our common stock and 22,500 shares of our common stock issuable upon exercise of warrants. The trustee of the Jon D. Gruber and Linda W. Gruber Trust is Jon D. Gruber who holds voting and dispositive power for the shares held by the Jon D. Gruber and Linda W. Gruber Trust. Mr. Gruber disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(30)	Represents 25,000 shares of our common stock and 7,500 shares of our common stock issuable upon exercise of warrants.
(31)
Represents 92,500 shares of our common stock issuable upon exercise of warrants. The general partner of Brightleaf Partners L.P. is Brightleaf Management LP. The general partner of Brightleaf Management LP is Brightleaf Capital LLC. John J. Pinto and Evan L. Jones are the managing partners of Brightleaf Capital who hold voting and dispositive power for the shares held by Brightleaf Partners L.P. Mr. Pinto and Mr. Jones disclaim beneficial ownership except to the extent of their pecuniary interest therein.

(32)
Represents 250,000 shares of our common stock and 75,000 shares of our common stock issuable upon exercise of warrants. Level Counter, LLC is the sole general partner of Sunrise Equity Partners, L.P. The managers of Level Counter, LLC are Marilyn Adler, Nathan Low and Amnon Mandelbaum who together hold voting and dispositive power for the shares held by Sunrise Equity Partners, L.P. Each of Ms. Adler, Mr. Low and Mr. Mandelbaum disclaim beneficial ownership except to the extent of his or her pecuniary interest therein.

(33)
Represents 75,000 shares of our common stock issuable upon exercise of warrants. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC and Messrs. Dubin and Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(34)
Represents 37,500 shares of our common stock issuable upon exercise of warrants. The general partner of Machester Explorer, L.P. is Manchester Management, LLC. James E. Besser is the partner of Manchester Management, LLC who holds voting and dispositive power for the shares held by Manchester Explorer, L.P. Mr. Besser disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(35)
Represents 410,402 shares of our common stock. Lary Lindsey is the President, and Paul Bova is the Managing Partner of Lindsey & Company, Inc. Messrs Lindsey and Bova share voting and dispositive power over the shares held by Lindsey & Company, Inc. Each of Messrs. Lindsey and Bova disclaim beneficial ownership of the securities held by Lindsey & Company, Inc. except to the extent of their pecuniary interest therein.

(36)
Represents 60,130 shares of our common stock issuable upon exercise of warrants. Jeffrey L. Feinberg is the managing member of JLF Asset Management, L.L.C. As the investment manager of JLF Offshore Fund, Ltd., JLF Asset Management, L.L.C. has the power to vote and/or dispose of those shares of common stock held by JLF Offshore Fund, Ltd. and accordingly, may be deemed to be the beneficial owner of such shares.

(37)
Represents 41,720 shares of our common stock issuable upon exercise of warrants. Jeffrey L. Feinberg is the managing member of JLF Asset Management, L.L.C. As the investment manager of JLF Partners I, LP, JLF Asset Management, L.L.C. has the power to vote and/or dispose of those shares of common stock held by JLF Partners I, LP and accordingly, may be deemed to be the beneficial owner of such shares.

(38)
Represents 3,150 shares of our common stock issuable upon exercise of warrants. Jeffrey L. Feinberg is the managing member of JLF Asset Management, L.L.C. As the investment manager of JLF Partners II, LP, JLF Asset Management, L.L.C. has the power to vote and/or dispose of those shares of common stock held by JLF Partners II, LP and accordingly, may be deemed to be the beneficial owner of such shares.

(39)
Represents 132,037 shares of our common stock. Byron Roth is the Chief Executive Officer, and Gordon Roth is the Chief Financial Officer of Roth Capital Partners. They share voting and dispositive power for the shares held by Roth Capital Partners, and disclaim beneficial ownership except to the extent of their pecuniary interest therein.

(40)
Represents 1,287,500 shares of our common stock issuable upon exercise of warrants.  Crestview Capital Partners, LLC (“CCP”) is the sole managing member of Crestview Capital Master, LLC (“CCM”) and may be deemed to have sole voting and investment power with respect to the securities beneficially owned by CCM, however CCP disclaims any beneficial ownership of these securities. The Managing Members of CCP are Stewart Flink, Robert Hoyt and Daniel Warsh, each of who may be deemed to have voting and dispositive power over the securities beneficially owned by CCM and each of whom disclaim all beneficial ownership over these securities. Mr. Flink is an affiliate of a broker-dealer.  The securities listed herein were acquired to be resold in the ordinary course of business and there are no arrangements with any other persons, whether directly or indirectly, to dispose of the securities.

(41)	Includes 54,000 shares of our common stock issuable upon exercise of warrants that are not covered by the Registration Statement and Prospectus.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Morrison & Foerster LLP, Los Angeles, California.

 EXPERTS

The consolidated financial statements of Genius Products, Inc. and subsidiaries, and Genius Products, LLC and subsidiaries, appearing in Genius Products, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2007 (including schedules appearing therein), and the effectiveness of Genius Products, Inc.’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedules as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2005, incorporated by reference in this Prospectus and Registration Statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report incorporated in this Prospectus and Registration Statement and are incorporated by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus constitutes the prospectus of our company, filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission, or the SEC.

We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected at the public reference room of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the facility at prescribed rates. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov or our website at http://www.GeniusProducts.com. Information contained in our website is not part of this prospectus.

Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of our contract or other document we have filed as an exhibit to the registration statement for complete information.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

We furnish our stockholders with annual reports containing audited financial statements.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we may disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus.

We incorporate by reference the following information that has been filed with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2007; and

•	Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 8, 2008 and April 21, 2008.

We will provide to each person who so requests, including any beneficial owner to whom a prospectus is delivered, a copy of these filings excluding exhibits except to the extent such exhibits are specifically incorporated by reference. You may request a copy of these filings, at no cost, by writing us at Genius Products, Inc., 2230 Broadway, Santa Monica, 90404 or telephoning us at (310) 453-1222.  You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of the front of those documents.